EXHIBIT 99.1

CANADA MORTGAGE AND HOUSING CORPORATION SUPPLEMENTAL INFORMATION

GENERAL INFORMATION

Agency and Crown Corporation Status

Canada Mortgage and Housing Corporation (“CMHC”) is an agent of Her Majesty in right of Canada by virtue of the Canada Mortgage and Housing Corporation Act (the “CMHC Act”) and is a Crown corporation wholly-owned by Canada. Crown corporations are established by the Parliament of Canada for many purposes, including use of commercial principles and practices for achieving public policy objectives. CMHC is accountable for its affairs to Parliament through the Minister of Families, Children and Social Development.

All assets and liabilities of agent Crown corporations like CMHC are assets and liabilities of Canada. Accordingly, as an agent of Her Majesty, the payment of principal of and any interest or premium on all securities issued by CMHC, or guaranteed by CMHC as to timely payment of principal and interest, carries the full faith and credit of Canada and all such securities and guarantees constitute direct unconditional obligations of and by Canada. Payment of the principal of and any interest or premium on securities issued by CMHC, and the guarantee of CMHC as to timely payment of principal and interest, each constitutes a charge on and is payable out of the Consolidated Revenue Fund (the “CRF”) of Canada. The CRF is the aggregate of all public monies, such as tax revenues, which are on deposit at the credit of the Receiver General for Canada, the public officer who receives or collects public monies for and on behalf of Canada.

Canada Housing Trust (CHT)

CHT was established in 2001 as an Issuer Trustee. CHT’s functions are limited to the acquisition of interests in eligible housing loans such as National Housing Act Mortgage-Backed Securities, the purchase of highly-rated investments, certain related financial hedging activities and the issuance of Canada Mortgage Bonds. Canada Mortgage Bonds are guaranteed by CMHC under its Mortgage Funding activity.

As required by International Financial Reporting Standard 10: Consolidated Financial Statements (IFRS 10), the accounts of CHT, a special purpose entity to which CMHC has exposure to its risk and rewards, are consolidated with the financial statements of CMHC.

CONTROLS AND FINANCING AUTHORITY

Board of Directors

CMHC’s Board of Directors (the “Board”) is responsible for managing the affairs of CMHC and the conduct of its business.

There are seven Board Committees: the Corporate Governance and Nominating Committee, the Audit Committee, the Risk Management Committee, the Human Resources Committee, the Affordable Housing Committee, the Executive Committee of the Board of Directors and Pension Fund Trustees. The Board and Principal Officers of CMHC are listed on pages 116 and 118-119 of Exhibit 99.2 hereto. As per the CMHC Act, the Deputy Minister of Employment and Social Development and the Deputy Minister of Finance are ex officio members of the Board.

Legislation

CMHC’s authorities, roles and responsibilities are defined in the CMHC Act, the National Housing Act (“NHA”) and the Financial Administration Act (“FAA”).

Canada Mortgage and Housing Corporation Act

CMHC is incorporated pursuant to the CMHC Act. The CMHC Act establishes CMHC as an agent of Her Majesty in right of Canada. The CMHC Act sets forth the constitution and general powers of CMHC, the requirements for the appointment of CMHC’s Board and officers and the roles of its Board and its President. The borrowing powers of CMHC, as well as the statutory limits on CMHC’s borrowing in the capital markets, are also set forth in the CMHC Act. CMHC’s borrowing limits may also be increased through an act of Parliament.

National Housing Act

CMHC was established to carry out the provisions of the NHA. CMHC’s mandate as described in the NHA is to promote housing construction, repair and modernization, housing affordability and choice, improvements to overall living conditions, the availability of low-cost financing, and the national well-being of the housing sector. In carrying out its housing finance related activities, CMHC has as objectives promoting the efficient functioning and competitiveness of the housing finance market and promoting and contributing to the stability of the financial system, including the housing market, with due regard to CMHC’s exposure to loss.

The NHA provides authority to the Minister of Finance with respect to: (1) CMHC’s insurance of housing loans and guarantee of securitization payments; (2) the terms and conditions of mortgage insurance and mortgage funding programs or products; (3) which parties can make insured housing loans and issue and sell securities on the basis of housing loans; (4) the characteristics of the housing loans; and (5) the setting of fees.

CMHC is also subject to Office of Superintendent of Financial Institutions “examinations or inquiries” (at least annually) to determine if CMHC’s activities under Part I (housing loan insurance, guarantee and protection) and Part I.1 (covered bonds) are conducted in a safe and sound manner with due regard to potential losses.

Financial Administration Act

The FAA establishes a basic system of financial and budgetary controls for federal government departments and Crown corporations. CMHC is governed by the CMHC Act, the NHA and by general provisions of the FAA in respect of management, books of account, records, auditing and reporting. Under the FAA, the Governor-in-Council may give directives to Crown corporations when it is in the public interest to do so, with such directives being implemented promptly and efficiently.

Under the FAA, CMHC must annually submit a five-year corporate plan (the “Corporate Plan”) to the Minister responsible for CMHC, which is currently the Minister of Families, Children and Social Development (the “Minister for CMHC”), for approval by the Governor-in-Council. Following approval, a summary is tabled in Parliament by the Minister for CMHC, after which time the summary becomes a public document. The Corporate Plan sets forth information regarding the activities of CMHC for the next five years and includes annual Operating and Capital Budgets for the financial operations of CMHC.

The FAA also requires that CMHC’s annual financial statements be prepared in accordance with Canadian generally accepted accounting principles (“CGAAP”) and that an annual auditor’s report be prepared in respect of CMHC’s financial statements. The Accounting Standards Board of Canada adopted International Financial Reporting Standards as CGAAP for publicly accountable entities as of January 1, 2011. The auditor’s report is addressed to the Minister for CMHC, through whom CMHC is ultimately accountable to Parliament. An annual report on CMHC’s operations for the past year, including the annual financial statements and auditor’s report, must be submitted to the Minister for CMHC for presentation to Parliament.

FUNDING

Authority to Borrow

Until 1993, CMHC borrowed funds from the CRF for all of its business purposes. The CMHC Act requires that these borrowings be made in accordance with the terms and conditions approved by the Governor-in-Council.

A CMHC CRF borrowing agreement with the Government of Canada was approved by the Governor-in-Council, by Order-in-Council P.C. 1991-295, on February 14, 1991. Order-in-Council P.C. 1991-295 discontinued CMHC’s right of prepayment on such borrowings without penalty. As a result, CMHC assumed the interest rate risk previously borne by the CRF.

From December 1993 to April 2008, CMHC, with the approval of the Minister of Finance, primarily borrowed money in the capital markets. CMHC’s borrowings from the capital markets were at rates of interest that reflected its Crown corporation status and were used to finance social housing loans at break-even rates in order to reduce the cost of social housing assistance.

Since April 2008, CMHC resumed borrowing directly from the CRF under the Crown Borrowing Program, an initiative announced by the Minister of Finance in the 2007 federal budget. CMHC continues to offer loans on a break-even basis, with lending rates taking into account the cost at which funding is obtained from the Government of Canada.

In 2016, the FAA was amended to restrict the circumstances in which the Governor-in Council may authorize the Minister of Finance to borrow money on behalf of the Government of Canada or its agent corporations without seeking Parliamentary approval. As a result, legislative approval is now required for money borrowed by CMHC, including money borrowed by way of the issue and sale of Canada Mortgage Bonds that are guaranteed by CMHC. Such approval was provided by means of the 2017 Borrowing Authority Act (Canada), which provided parliamentary approval of the total amount of money that may be borrowed by the Government of Canada and its agent corporations, up to a total of $1,168 billion.

Borrowing Limits

The Minister of Finance approves CMHC’s Borrowing Plan annually and establishes limits and parameters for borrowings. The limits and parameters pertain to capital market borrowings and borrowings from the Government of Canada that have been incurred since April 2008 in connection with CMHC’s Assisted Housing and Mortgage Funding Activities.

The Borrowing Authorities were revised in 2018 to apply limits separately to short-term borrowings outstanding and long-term borrowings issued. These limits for 2019 were $5.0 billion and $4.0 billion, respectively (2018 – $4.6 billion and $1.75 billion). Actual short-term borrowings outstanding as at December 31, 2019, and long-term borrowings issued in 2019 were $78 million and $2.0 billion, respectively (2018 – $41 million and $956 million).

A borrowing limit established pursuant to the section 21(2) of the CMHC Act, which is separate from the limits above and does not apply to borrowings of CHT, requires that the total indebtedness outstanding at any time, excluding any indebtedness to the Government, not exceed $20 billion (2018 – $20 billion). The outstanding principal balance of this indebtedness was nil as at December 31, 2019 (2018 – nil).

As part of Canada’s COVID-19 Economic Response Plan, on March 16, 2020, the Government of Canada announced the launch of the Insured Mortgage Purchase Program (IMPP), whereby, CMHC will purchase up to $50 billion of insured mortgage pools. On March 26, 2020, the IMPP was raised to $150 billion. The purchase of insured mortgage pools under the IMPP will be financed by CMHC through the Crown Borrowing Program. In conjunction, the Minister of Finance has approved increases to CMHC’s short-term and long-term borrowing limits for the 2020 calendar year to $20 billion and $154 billion, respectively.

Authority to Guarantee

CMHC, as agent for Her Majesty in right of Canada, is authorized to guarantee the timely payment of all principal and interest on Canada Mortgage Bonds issued by CHT and the timely payment of all principal and interest on NHA Mortgage-Backed Securities (MBS) issued by CMHC-approved issuers in CMHC’s NHA MBS Program. The Canada Mortgage Bonds and NHA MBS are guaranteed by CMHC pursuant to the powers given to it in sections 4 and 14 of the NHA which expressly provide that “Every right or obligation acquired or incurred by the Corporation under this Act, whether in its name or in the name of Her Majesty, is a right or obligation of Her Majesty” (section 4), and “The Corporation may – with the Minister of Finance’s approval and on any terms or conditions that are specified by him or her – guarantee payment of any or all of the principal or interest, or both, in respect of securities issued on the basis of housing loans.” (section 14).

Insurance and Guarantee Limits

The NHA (R.S.C., 1985, c. N-11) subsection 11 and 15, as supplemented by subsection 4(1) of the Appropriation Act No. 4, 1998-99 and the schedules to Appropriation Act No. 4, 1998-99, Appropriation Act No. 4, 2003-04, Appropriation Act No. 3, 2006-07, Appropriation Act No. 4, 2007-08 and Appropriation Act No. 5, 2008-09, sets limits to the total outstanding insured amounts and guarantees that can be issued by CMHC. CMHC’s limit of $600 billion applies to the total insured amounts and guarantees individually. As at December 31, 2019, insurance-in-force totaled $429 billion. Total principal obligations to investors guaranteed as at December 31, 2019 were $493 billion, which included $244 billion guaranteed under the Canada Mortgage Bond program and $249 billion guaranteed under CMHC’s NHA MBS program. The NHA provides the Minister of Finance authority with respect to the guarantee of Canada Mortgage Bonds and NHA MBS.

The COVID-19 Emergency Response Act (Canada) passed on March 25, 2020 temporarily increased for a period of five years CMHC’s guarantees-in-force and insurance-in-force limits to $750 billion each (2019 – $600 billion each).

Debt Record

CMHC has always paid promptly, when due, the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to implement its guarantee.

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